April 9, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Attention:    Christian Windsor

RE:	LendingClub Corporation Amendment #3 on Form S-1 SEC File 333-177230 Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, LendingClub Corporation (the “Registrant”) hereby requests acceleration of the effective date of its Amendment #3 on Form S-1 (SEC File No. 333-177230), as amended (the “Amendment #3”), so that it may become effective as soon as practicable on 2:00 pm Eastern time on April 10, 2012, or as soon thereafter as possible.

The Registrant hereby acknowledges that:

(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare Amendment #3 effective, it does not foreclose the Commission from taking any action with respect to the Amendment #3;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring Amendment #3 effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in Amendment #3; and

(iii)	the Registrant may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring Amendment #3 effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Jason Altieri general counsel to the Company, at 415.632.5666 as soon as Amendment #3 has been declared effective.

Very truly yours,

LENDINGCLUB CORPORATION

By:	/s/ Jason Altieri
Name:	Jason Altieri
Its:	General Counsel